 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On March 29, 2024, RedHill Biopharma Ltd. (“RedHill” or the “Company”), a specialty biopharmaceutical company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with private investors  (“Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering directly to the Purchasers, (i) 2,144,487 American Depositary Shares (“ADSs”), each ADS representing four hundred (400) ordinary shares, par value NIS 0.01 per share, of the Company and (ii) warrants to purchase up to an aggregate of 2,144,487 ADSs, at a purchase price of $0.58289 per ADS and accompanying warrant. The warrants will have an exercise price of $0.75 per ADS, will be immediately exercisable upon issuance and have a term of five years following the issuance date. The closing of the offering is expected to occur on or about April 3, 2024, subject to the satisfaction of customary closing conditions.

No placement agent was used in connection with the offering.

The gross proceeds to the Company from the offering are expected to be $1.25 million, before deducting offering expenses payable by the Company.

The securities described were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-258259) previously filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021, and declared effective by the SEC on August 9, 2021. The offering of the securities is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1: Form of Securities Purchase Agreement.

Exhibit 1.2: Form of Warrant.

Exhibit 5.1: Opinion of Goldfarb Gross Seligman & Co.

Exhibit 5.2: Opinion of Haynes and Boone, LLP.

Exhibit 23.1: Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).

Exhibit 23.2: Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: April 3, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer